UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                         Schedule 14f-1

                      Information Statement
                Pursuant to Section 14(f) of the
                 Securities Exchange Act of 1934
              and Rule 14f-1 Promulgated Thereunder



               Aegean Earth and Marine Corporation
----------------------------------------------------------------
(Exact name of registrant as specified in its corporate charter)

                          Cayman Islands
 --------------------------------------------------------------
 (State or other jurisdiction of Incorporation or Organization)

        000-52136                              N/A
------------------------        ---------------------------------
(Commission File Number)        (IRS Employer Identification No.)


                  c/o Nautilus Global Partners
                      700 Gemini, Suite 100
                        Houston, TX 77027
      -----------------------------------------------------
      (Address of Principal Executive Offices and Zip Code)



                         (281) 488-3883
      ----------------------------------------------------
      (Registrant's telephone number, including area code)



                          April 3, 2008

               AEGEAN EARTH AND MARINE CORPORATION
                  c/o Nautilus Global Partners
                      700 Gemini, Suite 100
                        Houston, TX 77027
                            ---------

                      INFORMATION STATEMENT
(Pursuant to Section 14(f) of the Securities Exchange Act of 1934
                   and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL
PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S
STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION
STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
NOT TO SEND A PROXY TO THE COMPANY.

                          INTRODUCTION

     This Information Statement is being mailed on or about April 3, 2008, to holders of record on [February 29, 2008 (the record date), of Ordinary Shares, par value $0.00064 per share, of Aegean Earth and Marine Corporation (the "Company"), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by an Acquisition Agreement, dated as of February 29, 2008 (the "Acquisition Agreement"), by and among the Company, Aegean Earth, S.A., a company organized under the laws of Greece ("Aegean Earth") and the securityholders of Aegean Earth (the "Sellers").

     This Information Statement is being furnished pursuant to
Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission or SEC thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's securityholders.

     No action is required by the Company's stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). This Information Statement will be first mailed to the Company's stockholders of record on or about April 3, 2008.

               CHANGE OF CONTROL TRANSACTION

     Pursuant to the Acquisition Agreement, effective as of February 29, 2008 (the "Acquisition Closing"), the Company acquired Aegean Earth from the Sellers (the "Acquisition") in exchange for 500,000 Ordinary Shares of the Company resulting in the Sellers owning approximately 11% of the outstanding Ordinary Shares of the Company. Holders of Ordinary Shares are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The Acquisition Closing resulted in a change in control of the Company. The Ordinary Shares issued in the Exchange were issued pursuant to the exemption from registration provided under Section 4(2) of the Act and Rule 506 promulgated thereunder.

     In connection with the Acquisition, Joseph Rozelle and David Richardson agreed to resign as directors of the Company effective as of the tenth day following the mailing of this Information Statement to the stockholders of the Company (the "Effective Date") and Frank DeLape was appointed a new director and Executive Chairman of the Company and Joseph Clancy was appointed a new director. Rizos Krikis was appointed Chief Financial Officer of the Company effective as of the Acquisition Closing.

     You are not required to vote on this change of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Ordinary Shares entitled to vote. In this case, the Company's current directors are resigning in connection with a change of control transaction and those directors are appointing new directors to the board. Therefore, no vote of stockholders of the Company is required to effectuate the resignation of the current directors and the appointment of the new directors.

     Simultaneously with the Acquisition Closing, the Company sold (the "Offering") in a private offering made solely to accredited investors three thousand eight hundred and sixty five (3,865) units (the "Units") at a purchase price of $1,500 per Unit for aggregate gross proceeds of approximately $5,797,500. Each Unit consisted of 500 shares of the Company's Series A Convertible Preference Shares, par value $0.00064 ("Series A Preference Shares") and 500 Ordinary Shares (1,932,500 Series A Preference Shares and 1,932,500 Ordinary Shares in the aggregate). The Series A Preference Shares and Ordinary Shares sold in the Offering were issued pursuant to the exemptions from the registration requirements of the Securities Act provided under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.


                        VOTING SECURITIES

     The Company has authorized 78,125,000 Ordinary Shares, 5,000,000 Series A Preference Shares and 15,000,000 "blank check" preference shares $.00064 par value per share (the "Preference Shares"). In December 2007, the Company amended its Memorandum and Articles of Association to effect a stock split to increase its authorized share capital. As a result of the stock split, the Company's authorized share capital was increased from 50,000,000 Ordinary Shares and 1,000,000 Preference Shares to 78,125,000 Ordinary Shares and 20,000,000 Preference Shares. In addition, the Company's outstanding Ordinary Shares increased from 1,281,500 Ordinary Shares immediately prior to the stock split to 2,000,000 Ordinary Shares immediately after the stock split. The Company did not have any Preference Shares outstanding at the time of the stock split. Following the closing of the Acquisition and the Offering, as of April 3, 2008, the Company had 6,932,500 Ordinary Shares issued and outstanding and 1,932,500 Series A Preference Shares issued and outstanding. The foregoing does not include Ordinary Shares issuable upon exercise of outstanding options/warrants, conversion of the Series A Preference Shares, bridge notes and/or stock options under any stock option plans adopted by the Company in the future.

Ordinary Shares

     Holders of Ordinary Shares are entitled to one (1) vote for each Ordinary Share held at all meetings of stockholders (and written actions in lieu of meetings). Dividends may be declared and paid on our Ordinary Shares from funds lawfully available therefore as, if and when determined by the Company's board of directors and subject to any preferential rights of any then outstanding Preference Shares. The Company does not intend to pay cash dividends on its Ordinary Shares. Upon the voluntary or involuntary liquidation, sale, merger, consolidation, dissolution or winding up of the Company, holders of Ordinary Shares will be entitled to receive all of the Company's assets available for distribution to stockholders, subject to any preferential rights of any then outstanding Preference shares. The Ordinary Shares are not redeemable.

Preference Shares

     Our board of directors is authorized to issue from time to time, subject to any limitation prescribed by law, without further stockholder approval, up to 20 million blank check Preference Shares in one or more series. Preference Shares will have such designations, preferences, voting powers, qualifications and special or relative rights or privileges as determined by our Board, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Series A Preference Shares

     We have designated 5 million of our Preference Shares as Series A Preference Shares. The Series A Preference Shares shall rank senior as to the payment of dividends and in liquidation as to the Ordinary Shares. The Series A Preference Shares have a stated value of $3.00 per share, which is subject to adjustment (the "Stated Value"). The Series A Preference Shares have the right to vote only with respect to matters relating to amendments of any of the preferences, rights or limitations of the Series A Preference Share or the issuance by the Company of Preference Shares having rights equal to and/or superior to the Series A Preference Shares. Each Series A Preference Share may be redeemed by the Company at its sole option at any time and from time to time commencing six months after the date of issuance (the "Redemption Date") at a redemption price equal to the sum of
(i) the Stated Value, and (ii) all accrued but unpaid dividends thereon.

     Unredeemed Series A Preference Shares will be eligible to be converted into Ordinary Shares (the "Conversion Shares") at the then applicable Conversion Ratio (as defined below) thirty months after the date of issuance. Each Series A Preference Share will be convertible into six (6) Ordinary Shares (the "Conversion Ratio," with each date of conversion being referred to as the "Conversion Date"). Upon conversion, all accrued and unpaid (undeclared) dividends on the Series A Preference Shares through the Conversion Date shall be paid in additional Ordinary Shares as if such dividends had been paid in additional shares of Series A Preference Shares rounded up to the nearest whole number, and then automatically converted into additional Ordinary Shares at the then applicable Conversion Ratio. The Conversion Ratio is subject to adjustment in the event of stock splits, stock dividends, combinations, reclassifications and the like and to weighted average anti-dilution protection for sales of Ordinary Shares at a purchase price below $0.50 per share.

     Each Series A Preference Share shall accrue dividends at the rate of six (6%) percent per annum of the Stated Value ($0.18 per share per annum) and shall be payable on the Redemption Date. Dividends payable will be prorated from the date each Series A Preference Share was issued based on the number of days each such Series A Preference Share was outstanding. Dividends on the Series A Preference Shares shall be cumulative. No dividends or other distributions may be paid or otherwise made with respect to the Ordinary Shares and no Ordinary Shares may be repurchased by the Company during any fiscal year of the Company until dividends on the Series A Preference Shares have been declared, paid or set apart during that fiscal year. In addition, the Company reserves the right to declare and pay optional dividends to the holders of Series A Preference Shares in such amounts, form (securities and/or cash) and at such time as determined by the Company' s Board of Directors.

     The Series A Preference Shares will have a liquidation preference over the Ordinary Shares equal to the then stated value, plus all accrued but unpaid dividends.

                    THE COMPANY'S BUSINESS
General

     Prior to the Acquisition, the Company had no material assets and/or operations. The Company was organized under the laws of the Cayman Islands on March 10, 2006, and prior to the Acquisition Closing, the Company had not generated revenues and its operations consisted solely of attempting to identify, investigate and conduct due diligence on potential businesses for acquisition. The Company filed a registration statement on Form 10 with the Securities and Exchange Commission (the "Commission") to register its Ordinary Shares under Section 12(g) of the Exchange Act and it files periodic reports with the Commission pursuant to the Exchange Act. Copies of such reports, along with the Company's registration statement on Form 10 are available on the Commission's web site. There is no trading market for the Ordinary Shares. In July 2007, shareholders of the Company approved a name change of the Registrant from "Tiger Growth Corporation" to "Aegean Earth & Marine Corporation."

     Aegean Earth was formed in July 2007, for the purpose of engaging in construction in Greece and surrounding countries. Upon completion of the Acquisition, Aegean Earth became a wholly-owned subsidiary of the Company and the business of the Company became that of Aegean Earth.

Proposed Business Plan

     The focus of the Company is to participate in the construction and development business for, among other projects, the direct contracting or joint venturing in the construction and development of real estate projects, roads, utility structures, commercial buildings, and other related facilities.

     The Company's business plan contemplates the Company pursuing and completing construction projects in Greece and other parts of Southern and Eastern Europe, either alone or by forming joint ventures with other companies. The Company also intends to be active in acquiring complimentary companies to increase project opportunities and revenue. The Company is actively pursuing construction opportunities both in the private and public sectors throughout the Mediterranean, Middle East, and Northern Africa regions. The Company is actively pursuing the acquisition of one company which the Company believes will be completed in the second or third quarter of 2008, provided, however, that no assurance can be given that such acquisition will be completed by then or at all.

     The Company intends to take advantage of what it perceives to be an increase in the demand for construction in the Mediterranean and Balkan countries. The Company has, entered into a consulting contract with a former president of a Greek construction company who has over 25 years of experience in the construction industry, and has experience in performing a variety of types of construction projects, including highways, commercial buildings, bridges and tunnels, airports and marinas. In addition, Mr. Clancy, the Managing Director of Aegean Earth who became an officer of the Company following the Acquisition, has prior experience in the negotiation and development of construction projects in the residential, commercial, and industrial sectors over the past 30 years.

     The Company believes that there is strong opportunity in construction in the Mediterranean and Balkan countries. In Greece, where Aegean Earth is headquartered, a number of governmental initiatives have been announced that the Company believes will increase potential construction and development in Greece. In 2007, it was announced by the European Union that a series of infrastructure improvements have been planned, including the development of further upgrades of highways and the rail network, that are partially being financed by EUR24 billion funding which has been allocated to Greece from the European Union for the period from 2007 to 2013. The Company intends to focus a significant portion of its efforts in obtaining contracts and thereafter providing the construction and other services for these projects. The Greek government has made an effort to promote tourism, spending over $55 million in the promotion of tourism in 2006 alone, which resulted in an increase in tourism of over 10% in 2006 as compared to the previous year. The Company believes that this increase in tourism will continue, and could result in the need for additional hotels and marinas to be built, resulting in additional opportunities for the Company. In the surrounding states of Bulgaria and Romania, the European Union has designated over EUR22 billion in grant money for the purpose of structural improvements, primarily in the environmental and infrastructure areas. The Company is actively working with existing suppliers, managers, operators and property owners in pursuing this lucrative area of business. The Company has identified four (4) areas in which current market indicators support additional marina development which includes attendant commercial support facilities such as hotels, casinos, restaurants and luxury shopping areas.

Proposed Acquisition

     One of the Company's intended methods of growth is through the acquisition of complimentary construction, engineering, or development companies in Greece and elsewhere in Europe. The Company has begun the process of identifying a number of acquisition targets that will potentially allow it to generate immediate revenue through existing projects.

     The Company has identified and entered into a Memorandum of Understanding (the "Memorandum") with one such potential acquisition candidate, a Greek construction company that is currently the subject of a bankruptcy proceeding under the laws of Greece. The proposed acquisition and the Memorandum are both subject to, among other conditions, the prior approval of the Greek courts and there can be no assurances when, if ever, such proposed acquisition will be completed.


  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of February 29, 2008 regarding the beneficial ownership of our Ordinary Shares by (i) each person who, to our knowledge, beneficially owns more than 5% of our Ordinary Shares; (ii) each of our directors and "named executive officers"; and (iii) all of our executive officers and directors as a group:

Name and address of                         Number of    Percent of
Beneficial Owner                             Shares       Class (1)
-------------------                         ---------    ----------

Directors and Named Executive Officers(2):

Joseph Clancy (3)                             250,000         5.6%
Frank DeLape (4)                            5,144,005         71.6
Rizos Krikis                                        -
Joseph Rozelle*                                     -
David Richardson*                              78,034         1.8%
                                           ----------       ------
All directors and named executive officers
as a group (3 persons)                      5,394,005        75.1%

Other 5% or Greater Beneficial Owners

Access America Fund, L.P.(5)
1800 West Loop South
Houston, TX 77027                           4,894,005        70.6%

Konstantinos Polites
Tenarou 49
PO Box 73050
Ano Glyfada, 165 62 Greece                    250,000         5.6%

* Effective as of the consummation of the Acquisition, Joseph
Rozelle resigned as a director and officer of the Company and David Richardson resigned as a director of the Company.

(1) Beneficial ownership is calculated based on an aggregate of 4,432,500 Ordinary Shares outstanding as of February 29, 2008. The number of Ordinary Shares outstanding does not include the Ordinary Shares issuable upon conversion of the Series A Preference Shares. The Series A Preference Shares may not be converted to Ordinary Shares until 30 months after the date of their issuance. See "Description of Securities." Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. The number of shares beneficially owned by a person includes Ordinary Shares issuable upon conversion of securities and subject to options or warrants held by that person that are currently convertible or exercisable or convertible or exercisable within 60 days of the date hereof. The Ordinary Shares issuable pursuant to those convertible securities, options or warrants are deemed outstanding for computing the percentage ownership of the person holding these options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable.

(2) Unless otherwise specified, the address for the directors and named executive officers is c/o Nautilus Global
     Partners, 700 Gemini, Suite 100, Houston, TX 77027.

(3)  The address for Mr. Clancy  is Tenarou, 49, PO Box 73050,
     Ano Glyfada, 165 62 Greece

(4) Includes 2,394,005 Ordinary Shares held by Access America Fund, LLP ("AAF") and 2,500,000 Ordinary Shares issuable to AAF upon conversion of the bridge notes. Such amount does not include any Ordinary Shares issuable upon conversion of the Series A Preference Shares owned by AAF and purchased in the Offering as such Series A Preference Shares are not convertible within 60 days of the date hereof. Access America Investments LLC ("AAI") is the general manager of AAF. Mr. DeLape is the Chairman of AAI and he is also a control person of Benchmark Equity Group which owns 41.7% of AAI. Accordingly, Mr. DeLape may be deemed to share indirect beneficial ownership of the Ordinary Shares held by AAF. Mr. DeLape, however, expressly disclaims beneficial ownership of such Ordinary Shares. The amount of Ordinary Shares also includes 250,000 Ordinary Shares issuable upon the exercise of stock options, which the Company has agreed to issue to Mr. DeLape. The exercise terms of such options have not been determined.

(5) Consists of 2,394,005 Ordinary Shares and 2,500,000 Ordinary Shares issuable upon conversion of the Bridge Notes. Excludes (i) all Ordinary Shares issuable upon conversion of the Series A Preference Shares owned by AAF and purchased in the Offering as such Series A Preference Shares are not convertible within 60 days of the date hereof and (ii) 250,000 Ordinary Shares issuable upon the exercise of options which the Company has agreed to issue to Mr. DeLape.


                  DIRECTORS AND EXECUTIVE OFFICERS

     Prior to the completion of the Acquisition, our Board of Directors consisted of Joseph Rozelle and Mr. David Richardson. In connection with the Acquisition Messrs. Rozelle and Richardson resigned as directors of the Company effective as of the tenth day following the mailing of to our stockholders of this Information Statement on Schedule 14f-1. In addition, effective as of the Acquisition Closing, Mr. DeLape was appointed a director and Executive Chairman of the Company and Mr. Clancy was appointed a director of the Company.

     Effective as of the Acquisition Closing, Mr. Rozelle resigned as the Company's President and Chief Financial Officer and Rizos Krikis was appointed as Chief Financial Officer of the Company.

     The names of our current officers and directors, as well as certain information about them are set forth below:

   Name               Age    Position(s)
   ----               ---    -----------

   Frank DeLape       53     Executive Chairman and Director
   Joseph Clancy      67     Director
   Rizos Krikis       43     Chief Financial Officer

Frank DeLape. Director and Executive Chairman - Frank DeLape is a co-founder of the Company and was appointed a director and the Executive Chairman of the Company on February 29, 2008. Frank DeLape is also Chairman and CEO of Benchmark Equity Group, a company he founded in 1994. Prior to founding Benchmark, Mr. DeLape spent 11 years in executive management roles managing turnarounds for various companies. In that regard, he worked on behalf of such companies' boards of directors or the sponsoring banks to recapitalize companies to return them to profitability or to maximize cash repayment through orderly liquidation. Benchmark provides private equity and debt financings from various funds as well as a syndicate of investors. Mr. DeLape was a founder and financier of Think New Ideas, a NASDAQ NMS listed company, which later sold for over $300 million. At Benchmark, Mr. DeLape has formed and been instrumental in the growth of eighteen companies. Of these, several have become NASDAQ listed, one listed on the American Stock Exchange, and three were sold, creating in total over several billion dollars in market value. From August 2001 through October 2005, Mr. DeLape was Chairman of the Board of the biotechnology company Isolagen, Inc. Over his four years as Chairman and a major shareholder of Isolagen, Mr. DeLape oversaw the listing of Isolagen on the American Stock Exchange, and raising over $194 million in debt and equity financings for the company. Mr. DeLape is a Director of Polymedix, Inc. since November 2005 and President, CEO and a director of Influmedix, Inc. since April 2006. Mr. DeLape is also a director of Anchor Funding Services since January 2007 and Uni-Pixel, Inc. Both such corporations file reports under the Exchange Act. The trading symbol for Uni-Pixel, Inc. on the NASD Bulletin Board is "UNXL". Since March 2006, Mr. DeLape has also served as the Executive Chairman of Six Diamond Resorts International, a Cayman Islands company that he co-founded that files reports under the Exchange Act. Mr. DeLape is a controlling stockholder of Six Diamond Resorts International and in October 2007, he was appointed a director of Six Diamond Resorts International. Mr. DeLape is a member of the National Association of Corporate Directors.

Joseph Clancy. Director. Mr. Clancy was appointed a director of the Company on February 29, 2008. Prior thereto, Mr. Clancy was a Manager of Aegean Earth since its inception in July 2007. Mr. Clancy is an experienced professional in both private equity and construction and development. Since June 2006, he has served as one of the National Representatives of Access America Investments in Greece and Cyprus. From February 2003 to May 2006, he served as a consultant/advisor for Vibrant Capital Corporation in New York, where he oversaw the implementation of a life settlement acquisition program to secure a bond issued under the securities laws of Luxembourg and also implemented two private placement programs of investments in conjunction with that asset class. Prior thereto, from January 2002 to February 2003 he served as a Director in Oriri Holdings, SA, of Oslo, Norway, where he oversaw the implementation of international marketing operations for content for mobile phones throughout the EU market. Mr. Clancy has also overseen the construction, master planning, and development of numerous properties, including an 800 acre mixed
use area in Colorado.   He has also served as the Chief Operating
Officer of DiaChi Corporation and Prime Financial Services Group of London. Mr. Clancy graduated with a B.Sc. in Engineering from the United States Naval Academy in Annapolis, Maryland. He served as a Captain in the U.S. Marine Corps from 1963-1967 and was decorated for valor for his service in Vietnam.

Rizos Krikis. Chief Financial Officer- Mr. Krikis was appointed Chief Financial Officer of the Company on February 29, 2008. Mr. Krikis has a number of years of experience in the financial industry and has served in multiple capacities both in industry and private equity. From 2004 to 2007, Mr. Krikis was Chief Financial Officer of Cosmotelco Telecommunications in Greece. Prior to Cosmotelco, Mr. Krikis was a senior manager for the Emporiki Private Equity and Venture Capital Fund, where he was responsible for the initial investment decision and ongoing monitoring of the Fund's portfolio investment. Mr. Krikis also was a consultant from the Greek Trade Commission in New York. He graduated with both his Bachelor's and Master's degrees in Business Administration from Baruch College in New York, and is fluent in both English and Greek.

Stock Option Plans

     The Company intends to develop a stock option plan for its executives in the next twelve months.

Board Committees

      The Company's Board of Directors has no separate committees and the Company's Board of Directors acts as the Audit Committee and the Compensation Committee. The Company is not a "listed company" under Commission rules and is therefore not required to have an audit committee comprised of independent directors. The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the Commission. The Company's board of directors has determined, however, that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.


     SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires our executive officers and directors, and person who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the year ended December 31, 2007, all such filing requirements applicable to its officers and directors were complied with, other than a Form 4 of Benchmark Equity Group reporting the sale of Ordinary Shares to Access America Fund, L.P. ("AAF") and a Form 3 of AAF reporting the acquisition of Ordinary Shares.

              CHANGES TO THE BOARD OF DIRECTORS

      At the Acquisition Closing, Joseph Rozelle submitted his resignation from all offices of the Company that he holds effective immediately and Mr. Rozelle and David Richardson, the two members of our board of directors submitted their resignations from the board of directors, effective as of the tenth day following the mailing of this Information Statement to the stockholders of the Company (the "Effective Date"). At the Acquisition Closing, Frank DeLape was appointed a new director of the Company and our Executive Chairman and Joseph Clancy was appointed as a new director effective immediately.

      To the best of the Company's knowledge, except as set forth below, the incoming directors are not currently directors, do not hold any position with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company's knowledge, the designees have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, have not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.


                        LEGAL PROCEEDINGS

     To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Clancy, who was appointed a director of the Company effective as of the Acquisition Closing, was a controlling stockholder and a Manager of Aegean Earth, prior to the Acquisition. Pursuant to the terms of the Acquisition Agreement, Mr. Clancy received 250,000 Ordinary Shares in exchange for his capital stock of Aegean Earth.

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     AAF previously agreed to loan to the Company up to $500,000.
In May and November 2007, AAF loaned to the Company $300,000, which loan is evidenced by the Bridge Notes. The loans were used by the Company to provide working capital to Aegean Earth prior to the Acquisition. The Bridge Notes bear interest at the rate of 6% per annum and are payable on demand. The Bridge Notes are convertible at any time and from time to time by the holder into an aggregate of approximately 2,500,000 Ordinary Shares. Frank DeLape, the Company's Executive Chairman is the Chairman of
Access America Investments, LLC ("AAI"), the general partner of AAF, and Joseph Rozelle, a director and Chief Financial Officer of the Company at the time the loans were made is the Chief Financial Officer of AAI. The control person of AAF is AAI. Mr. DeLape may be deemed a control person of AAI.


                 BOARD OF DIRECTORS' MEETINGS

     During the last fiscal year the Company's board of directors met two times for regular meetings. Each director attended all of the meetings of the Company's board of directors held during the period when he was a director.


                    COMPENSATION OF DIRECTORS

      The Company has not paid compensation to directors for serving as directors. The Company's Board of Directors may in the future decide to award the members of the Board of Directors cash or stock based consideration for their services to us, which awards, if granted shall be in the sole determination of the Board of Directors.


                      EXECUTIVE COMPENSATION

Compensation discussion and analysis

     We did not pay salaries to our former executive officers. Following the Acquisition, we intend to compensate our executive officers after a period of time depending upon the progress toward achieving our business strategy. Our Board of Directors will determine the compensation given to our executive officers. We do not have a compensation committee nor do we have any executive compensation program in place. In addition to base compensation levels, our Board of Directors will also determine whether to issue executive officers equity incentives in consideration for services rendered and/or to award incentive bonuses which are linked to our performance, as well as to the individual executive officer's performance. Such awards may also include long-term stock based compensation to certain executives which is intended to align the performance of our executives with our long-term business strategies.

Incentive Bonus

     The Board of Directors may grant incentive bonuses to our executive officers in its sole discretion, if the Board of Directors believes such bonuses are in the Company's best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue we are able to generate each month, which revenue is a direct result of the actions and ability of such executives.

Long-term, Stock Based Compensation

     In order to attract, retain and motivate executive talent necessary to support the Company's long-term business strategy we may award certain executives with long-term, stock-based compensation in the future, in the sole discretion of our Board of Directors.

Criteria for Compensation Levels

     We have not set compensation levels for our executive officers. However, in the future, our Board of Directors, intends to establish compensation levels for our executive officers, and in connection therewith may consider many factors,

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including, but not limited to, the individual's abilities and performance that results in: the advancement of corporate goals of the Company, execution of our business strategies, contributions to positive financial results, and contributions to the development of the management team and other employees. In determining compensation levels, our Board of Directors may also consider the experience level of each particular individual and/or the compensation level of executives in similarly situated companies in our industry.


                  SUMMARY COMPENSATION TABLE

     We have not paid salaries to our former officers, and have not yet determined future salaries for our executive officers.
The principals of Aegean Earth to date have been paid compensation as consultants rather than taking a salary from Aegean Earth.

Employment Agreements

     We have not entered into employment agreements with any of our other executive officers and/or directors as of the date hereof. We have orally agreed with Mr. Frank DeLape, our Executive Chairman, to issue to him stock options to purchase up to 250,000 Ordinary Shares. The terms of such options shall be determined at a future date by mutual agreement of the Company and Mr. DeLape.

Compensation of Directors

      We have not paid our directors compensation for serving as one of our directors. Our Board of Directors may in the future decide to award the members of the Board of Directors cash or stock based consideration for their services to us, which awards, if granted shall be in the sole determination of the Board of Directors.

Securities Authorized for Issuance under Equity Compensation
Plans

     We currently do not have an equity compensation plan in place for our executives.


                 NO STOCKHOLDER ACTION REQUIRED

       This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the sale of the Shares contemplated by the Securities Purchase Agreement. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

       This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.



                                The Board of Directors




April 3, 2008


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